Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

British American Tobacco p.l.c.:

We consent to the incorporation by reference into the Registration Statements (File No. 333-219440 and 333-223678) on Form S-8 of British American Tobacco p.l.c. of our report, dated February 27, 2019, with respect to the Group Balance Sheet of British American Tobacco p.l.c. and subsidiaries (the “Group”) as of December 31, 2018 and 2017, the related Group Income Statement, Group Statement of Comprehensive Income, Group Statement of Changes in Equity, and Group Cash Flow Statement for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the Group’s “consolidated financial statements”), and the effectiveness of internal control over financial reporting, which report appears in the Form 6-K of British American Tobacco p.l.c. to be dated February 28, 2019.

/s/ KPMG LLP
London, United Kingdom
February 27, 2019